Exhibit 10.1

July 11, 2017

Daniel N. Leib

[Address]

Dear Dan:

In recognition of your importance to Donnelley Financial Solutions, Inc., its officers, directors, subsidiaries, affiliates, and successors or assigns (“DFS” or the “Company”) and to further the Company’s interests, we are pleased to offer you a new employment letter (the “Agreement”). The purpose of this letter is to amend and restate in its entirety the employment agreement dated May 3, 2011 between you and R.R. Donnelley & Sons Company, which was assigned to DFS by agreement, dated September 29, 2016, and amended by agreement dated as of October 26, 2016 between you and DFS. All capitalized terms used but not defined in this agreement shall have the meanings assigned to such terms in Annex A.

The terms of this Agreement are as follows:

1.	Title and Responsibilities. You will serve as Chief Executive Officer, based in Chicago, Illinois, in accordance with the terms and provisions of this Agreement as well as any employment and other policies applicable to employees of the Company and its subsidiaries from time to time during the term of your employment. You will have the customary duties, responsibilities and authorities of such position. You will also receive such office, staffing and other assistance as is commensurate with your position as Chief Executive Officer. Additionally, during the term of your employment, the Company will nominate you for election to the Board of Directors of the Company (the “Board”).

2.	Employment at Will. You and we hereby acknowledge that your employment with the Company constitutes “at-will” employment and that either party may terminate your employment at any time upon written notice of termination within a reasonable period of time before the effective date of your Separation from Service.

3.	Compensation. You will receive the following compensation and benefits, from which the Company may withhold any amounts required by applicable law.

a.	Base Salary. The Company will pay you a base salary (“Base Salary”) at the rate of not less than $700,000 per year. This Base Salary will be paid in accordance with the normal payroll practices of the Company.

b.	Annual Bonus. In respect of each calendar year of the Company, you will be eligible to receive an annual bonus (the “Annual Bonus”) in accordance with the Company’s annual incentive compensation plan (the “Plan”) with a target bonus opportunity of not less than 100% of Base Salary. The performance objectives for your Annual Bonus with respect to each calendar year will be determined as provided for in the Plan. Any Annual Bonus which you become entitled to receive shall be paid to you at the time set forth in the Plan.

c.	Vacation. You will be eligible for four weeks vacation annually.

d.	Benefits. You will continue to be eligible to participate in the employee benefit plan and programs generally applicable to DFS employees.

e.	Car Allowance. You will receive a car allowance in the amount of $1,400 per month.

f.	Financial Planning, Supplemental Life and Disability. You will be entitled to a Financial Planning allowance and Supplemental Executive Life and Supplemental Executive Disability Insurance.

g.	Perquisites. You will be eligible to receive any other perquisites or employee benefits provided to other executive officers of the Company.

h.	Prior Equity Grants and Cash Awards. For avoidance of doubt, the Assignment of Employment Agreement and Acceptance of Employment Agreement between R.R. Donnelley & Sons Company, Donnelley Financial and you, dated September 29, 2016 is not intended to constitute a separation from service (within the meaning of Treasury Regulation § 1.409A-1(h)) or otherwise affect the vesting, market value or any other provisions of any time-vested or performance-based awards provided to you by R.R. Donnelley & Sons Company before September 29, 2016, including, without limitation, Stock Unit Awards (including Restricted Stock Awards), Performance Unit Awards, Long-Term Incentive Cash Awards, and retention and spin bonuses.

4.	Severance. If your Separation from Service with the Company (and its at least 80%-owned subsidiaries and affiliates) is initiated by the Company without Cause or your Separation from Service is initiated by you for Good Reason (each, a “Qualifying Termination”), or in the event of any such other termination as provided below, the following will apply:

a.	Severance Pay.

i.	If you are terminated due to a Qualifying Termination other than during a CIC Termination Period, the Company will pay you each of:

1.	an amount equal to two (2) times your Annualized Total Compensation (“Severance Pay”), subject to the prompt execution by you of the Company’s customary release and in consideration of your obligations described in the Section below entitled “Restrictive Covenants.” Such Severance Pay shall be payable in equal installments on the 15th and last days of each of the twenty-four (24) months following the 30th day after the date of your Separation from Service (if the 15th or last day of a month is not a business day, on the closest business day to such day); and

2.	a lump sum cash payment equal to the Annual Bonus that you would have received for the year in which your Separation from Service occurs, but for your Qualifying Termination, determined on the basis of, as applicable, (i) the Company’s actual achievement of the performance goals applicable under the Plan for the full year of such performance period and (ii) the actual achievement of your individual performance goals under the Plan for the portion of the performance period elapsed prior to your Qualifying Termination, multiplied by a fraction, the numerator of which equals the number of days you were employed by the Company during the year in which your Separation from Service occurred, and the denominator of which is 365, paid on the day the Annual Bonus otherwise would have been or would be paid under the Plan, but for your Qualifying Termination following the performance period; and

3.

if your Qualifying Termination occurs after end of a performance period, but before the payment of annual cash bonuses for such period under the Plan, a lump sum cash payment equal to the Annual Bonus under the Plan that you would have received for the year prior to which your Qualifying Termination occurs, but for your Qualifying Termination, determined on the basis of, as applicable, (i) the Company’s actual achievement of the performance goals applicable under the Plan for such performance period and (ii) the actual achievement of your individual performance goals under the Plan for such performance period (the “Prior Year Bonus”), paid on the day your Prior Year Bonus otherwise would have been or would be paid under the Plan, but for your Qualifying Termination following the performance period.

ii.	If you are terminated due to a Qualifying Termination during a CIC Termination Period, the Company will pay you each of:

1.	an amount equal to two (2) times your Annualized Total Compensation, subject to the prompt execution by you of the Company’s customary release and in consideration of your obligations described in the Section below entitled “Restrictive Covenants,” payable in equal installments on the 15th and last days of each of the twenty-four (24) months following the 30th day after the date of your Separation from Service (if the 15th or last day of a month is not a business day, on the closest business day to such day); and

2.	a lump sum cash payment equal to one-half (0.5) times the sum of your Annualized Total Compensation, paid on the 60th day (or the next following business day if the 60th day is not a business day) following the date of your Separation from Service; and

3.	a lump sum cash payment equal to your target Annual Bonus under the Plan, multiplied by a fraction, the numerator of which equals the number of days you were employed by the Company during the year in which your Separation from Service occurred, and the denominator of which is 365, paid on the on the 60th day (or the next following business day if the 60th day is not a business day) following the date of your Separation from Service; and

4.	if your Qualifying Termination occurs after the end of a performance period under the Plan, but before the payment of annual cash bonuses for such period under the Plan, a lump sum cash payment equal to your Prior Year Bonus, paid on the day your Prior Year Bonus otherwise would have been or would be paid under the Plan, but for your Qualifying Termination following the performance period.

iii.	All payments made pursuant to this Agreement shall be reduced by applicable tax withholdings.

b.	Benefits. Your medical, dental and vision insurance coverage in effect immediately before the date of your Qualifying Termination will continue to be available to you under the group health plan continuation coverage laws (“COBRA”), for a period of twenty-four (24) months following the date of your Separation from Service (the “COBRA Period”) irrespective of whether you or anyone in your family participating in the group health plan is or becomes disabled before or after the date of your Qualifying Termination. If you elect COBRA coverage, it will be available to you for the 24-month COBRA Period at the same cost your insurance coverage is available to active employees (and the portion of the cost of coverage paid by the Company that does not constitute “COBRA Premium Subsidy” under the SPP shall be reflected in an IRS Form 1099 as imputed income to you). Your short-term and long-term disability, group life insurance and accidental death and dismemberment insurance, Supplemental Executive Life Insurance and Supplemental Executive Disability Insurance end on the date of your Separation from Service; provided, however, that nothing in this sentence is intended to limit your rights to elect any conversion or continuation rights that may be provided under any of the preceding insurance policies, plans or applicable law. If this agreement to provide benefits continuation raises any compliance issues or impositions of penalties under the Patient Protection and Affordable Care Act or other applicable law, or under the terms and conditions of the group health plan in effect from time to time, then the parties agree to modify this Agreement so that it both fulfills the objectives of this Section 4(b) and complies with such laws.

c.	Accrued Obligations. Upon any termination of employment, the Company shall pay to you all of your Accrued Obligations, in each case determined in accordance with the terms of the relevant plan or policy. Payment of such Accrued Obligations shall be made to you as soon as administratively practicable following the date of your Separation from Service.

d.	Resignations. Upon any termination of employment, you shall resign from such offices and directorships, if any, of the Company that you may hold from time to time.

e.	Indemnification. Your rights of indemnification under the Company’s organizational documents, any plan or agreement at law or otherwise and your rights thereunder to director’s and officer’s liability insurance coverage for, in both cases, actions as an officer of the Company shall survive your Separation from Service.

f.	Treatment of Equity Grants and Long-Term Incentive Cash Awards. For the avoidance of doubt, nothing in this Agreement, including this Section 4(f), shall obligate the Company to grant any equity-based or cash-based awards to you. To the extent any such awards are or have been previously granted, unless otherwise provided below, all awards will be treated in accordance with their terms.

i.	All equity-based awards subject to vesting issued to you from time to time on or prior to December 31, 2019 will be subject to the following treatment upon a Qualifying Termination:

1.	Any outstanding equity-based awards subject to time-based vesting will fully vest as of the date of your Separation from Service (including any time-based vesting conditions applicable to performance-based equity awards, but excluding any performance-based vesting conditions applicable to performance-based equity awards);

2.	If you are terminated due to a Qualifying Termination other than during a CIC Termination Period, then any performance-based vesting conditions applicable to any outstanding equity-based award that is subject to vesting based on pre-established performance criteria shall continue to vest and be paid after the end of the applicable performance period based on actual performance, as though no Qualifying Termination had occurred;

3.

Upon a Change in Control, each outstanding equity-based award granted after the date of this Agreement (but, for avoidance of doubt, on or prior to December 31, 2019), that is subject to pre-established performance criteria shall be deemed earned at the target performance level with respect to all open performance periods and will cease to be subject to any further performance conditions, but will continue to be subject to time-based vesting following the Change in Control in accordance with the original performance period; and

4.	If you are terminated due to a Qualifying Termination during a CIC Termination Period, then any outstanding equity-based award that is subject to pre-established performance criteria will vest at target as of the date of your Separation from Service.

5.	Any long-term incentive cash awards issued to you in lieu of, or in addition to, equity-based awards on or prior to December 31, 2019 will also be subject to the treatment described in this Section 4(f)(i) upon a Qualifying Termination.

ii.	All equity-based awards issued to you from time to time on or following January 1, 2020 will be subject to the following treatment upon a Qualifying Termination:

1.	Upon a Change in Control, each outstanding equity-based award that is subject to pre-established performance criteria shall be deemed earned at the target performance level with respect to all open performance periods and will cease to be subject to any further performance conditions, but will continue to be subject to time-based vesting following the Change in Control in accordance with the original performance period;

2.	If you are terminated due to a Qualifying Termination during a CIC Termination Period, then any outstanding equity-based award that is subject to pre-established performance criteria will vest at target as of the date of your Separation from Service; and

3.	If you are terminated due to a Qualifying Termination during a CIC Termination Period, then any outstanding equity-based awards subject only to time-based vesting conditions will vest in full as of the date of your Separation from Service.

4.	Any long-term incentive cash awards issued to you in lieu of, or in addition to, equity-based awards on or following January 1, 2020 will also be subject to the treatment described in this Section 4(f)(ii) upon a Qualifying Termination.

iii.	Any equity-based awards that become vested pursuant to the provisions of this Section 4(f) of this Agreement shall be settled in shares of the Company’s common stock, $0.01 par value, on a one-for-one basis, as soon as practicable (but not more than 30 days) following each date on which such awards vest (but for avoidance of doubt, subject to the terms of the below Section 4(g) of this Agreement).

g.

Section 409A of the Code. If you are a “specified employee” within the meaning set forth in the document entitled “409A: Policy of Donnelley Financial Solutions, Inc. and its Affiliates Regarding Specified Employees” on the date of your Separation from Service, then any amounts payable pursuant to this Agreement or otherwise that (i) become payable as a result of your Separation from Service and (ii) are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) as a result of your Separation from Service shall not be paid until the earlier of (x) the first business day of the seventh month occurring after the month in which the date of your Separation from Service occurs and (y) the date of your death. Notwithstanding the immediately preceding sentence, amounts payable to you as a result of your involuntary Separation from Service that do not exceed two (2) times the lesser of (i) your annualized compensation based upon your annual rate of Base Salary for the year prior to the year in which the date of your Separation from Service occurs and (ii) the maximum amount that may be taken into account under section 401(a)(17) of the Code in the year in which the date of your Separation from Service occurs may be paid as otherwise scheduled. If any compensation or benefits provided by this Agreement may result in the application of Section 409A of the Code, then the Company shall, in consultation with you, modify this Agreement to the extent permissible under Section 409A of the Code in the least restrictive manner as necessary to exclude such compensation and benefits from the definition of “deferred compensation” within the meaning of such Section 409A of the Code or in order to comply with the provisions of Section 409A of the Code. By signing this Agreement you acknowledge that if any amount paid or payable to you becomes subject to Section 409A of the Code, you are solely responsible for the payment of any taxes and interest due as a result. For purposes of Section 409A, each payment made under this Agreement will be treated as a separate payment. In no event may you, directly or indirectly, designate the calendar year of payment.

h.	Section 280G of the Code. In the event that any payments or benefits (whether under this Agreement or otherwise) payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this Section 4(g), would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (x) delivered in full, or (y) delivered as to such lesser extent that would result in no portion of such payments and benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (and any equivalent state or local excise taxes), results in your receipt, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code. The Company will provide you with prior written notice of, and an opportunity to consult in respect of, any reduction in payments or benefits as contemplated under clause (y) above. Any reduction in payments and/or benefits required by this provision will occur in the following order, in each case with payments and benefits with a higher “parachute payment” value for purposes of Section 280G of the Code reduced before payments with a lower value: (1) reduction of vesting acceleration of equity awards that are not eligible for reduction under Treasury Regulation 1.280G Q&A-24(c); (2) reduction of other benefits provided under this Agreement; (3) reduction of cash payments that are not eligible for reduction under Treasury Regulation 1.280G Q&A-24(c); (4) reduction of vesting acceleration of equity awards that are eligible for reduction under Treasury Regulation 1.280G Q&A-24(c); and (5) reduction of cash payments that are eligible for reduction under Treasury Regulation 1.280G Q&A-24(c). In the event that acceleration of vesting of equity awards or cash payments is to be reduced, such acceleration of vesting or reduction will be cancelled in the reverse order of the date of grant for such awards. If two or more awards were granted on the same date, each award will be reduced on a pro-rata basis.

5.

Restrictive Covenants. You and DFS recognize that, due to the nature of your employment and relationship with DFS, you will have access to and develop confidential business information, proprietary information and trade secrets relating to the business and operations of DFS. You acknowledge that such information is valuable to the business of DFS, and that disclosure to, or use for the benefit of, any person or entity other than DFS would cause substantial damage to DFS. You further acknowledge that your duties for DFS include the opportunity to develop and maintain relationships with DFS customers, employees, representatives and agents on behalf of DFS, and that access to and development of those close relationships with DFS customers render your services special, unique and extraordinary. In recognition that the goodwill and relationships described herein are assets and extremely valuable to DFS, and that loss of or damage to those relationships would destroy or diminish the value of DFS, you agree as follows. The parties hereby deem the amounts payable to you pursuant to Section 4 hereof to be the minimum consideration for the restrictive covenant obligations set forth below.

a.	Noncompetition. In consideration of the covenants and agreements of the Company herein contained, the payments to be made by the Company pursuant to this Agreement, the positions of trust and confidence you occupy and have occupied with the Company and the information of a highly sensitive and confidential nature obtained as a result of such positions, you agree that, from the date of your Separation from Service for any reason, including a Separation from Service initiated by DFS with or without Cause, and for twenty-four (24) months thereafter, you will not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director or in any other individual or representative capacity, worldwide, engage in any business which is competitive with the business of DFS. You may, however, own stock or the rights to own stock in a company covered by this paragraph that is publicly owned and regularly traded on any national exchange or in the over-the-counter market, provided that your holdings of stock or rights to own stock do not exceed the lesser of (i) 1% of the capital stock entitled to vote in the election of directors or (ii) the combined value of the stock or rights to acquire stock does not exceed your gross annual earnings from the Company.

b.

Importance of Customer Relationships. You recognize that DFS’s relationship with the customer or customers you serve, and with other employees, is special and unique, based upon the development and maintenance of good will resulting from the customers’ and other employees’ contacts with DFS and its employees, including you. As a result of your position and customer contacts, you recognize that you will gain valuable information about (i) DFS’s relationship with its customers, their buying habits, special needs and purchasing policies, (ii) the skills, capabilities and other employment-related information about DFS employees, and (iii) other matters which you would not otherwise know and which are not otherwise readily available. Such knowledge is essential to the business of DFS, and you recognize that your Separation from Service shall require DFS to rebuild that customer relationship to retain the customer’s business. You recognize that during the twenty-four (24) month period following your Separation from Service, DFS is entitled to protection from your using the information and customer and employee relationships with which you have been entrusted by DFS during your employment. You acknowledge and agree that following such twenty-four (24) month period, any use of such information and customer and employee relationships shall continue to be subject to the confidentiality restrictions set forth in Section 5(e) below.

c.	Nonsolicitation of Customers. You shall not, while employed by DFS and for a period of twenty-four (24) months from the date of Separation from Service with DFS for any reason, including your Separation from Service initiated by DFS with or without Cause, directly or indirectly, either on your own behalf or on behalf of any other person, firm or entity, solicit or provide services which are the same as or similar to the services DFS provided or offered while you were employed by DFS to any customer or prospective customer of DFS (i) with whom you had direct contact in the course of your employment with DFS or about whom you learned confidential information as a result of your employment with DFS or (ii) with whom any person over whom you had supervisory authority at any time had direct contact during the course of his or her employment with DFS or about whom such person learned confidential information as a result of his or her employment with DFS.

d.	Nonsolicitation of Employees. You shall not, while employed by DFS and for a period of twenty-four (24) months from the date of your Separation from Service with DFS for any reason, including your Separation from Service initiated by DFS, with or without Cause, either directly or indirectly solicit, induce or encourage any DFS employee(s) to terminate their employment with DFS or to accept employment with any entity, including but not limited to a competitor, supplier or customer of DFS, nor shall you cooperate with any others in doing or attempting to do so. As used herein, the term “solicit, induce or encourage” includes, but is not limited to, (a) initiating communications with a DFS employee relating to possible employment, (b) offering bonuses or additional compensation to encourage DFS employees to terminate their employment with DFS and accept employment with a competitor, supplier or customer of DFS, or (c) referring DFS employees to personnel or agents employed by competitors, suppliers or customers of DFS.

e.	Confidential Information. You are prohibited from, at any time during your employment with the Company or thereafter, disclosing or using any Confidential Information for your benefit or any other person or entity, unless directed or authorized in writing by the Company to do so, until such time as the information becomes generally known to the public without your fault. “Confidential Information” means non-public information (and public information that becomes public due to your violation of this Section 5(e)) (i) disclosed to or known by you as a consequence of your employment with the Company, (ii) not generally known to others outside the Company, and (iii) that relates to the Company’s marketing, sales, finances, operations, processes, methods, techniques, devices, software programs, projections, strategies and plans, personnel information, industry contacts made during your employment, and customer information, including customer needs, contacts, particular projects and pricing. These restrictions are in addition to any confidentiality restrictions in any other agreement you may have signed with the Company.

f.	Obligation upon Subsequent Employment. If you accept employment with any future employer during the time period that equals the greater of one (1) year following the date of your Separation from Service with DFS and the Severance Period (regardless of whether you actually receive severance benefits during that period), you will deliver a copy of this Agreement to such employer and advise such employer concerning the existence of your obligations under this Agreement.

g.	Company’s Right to Injunctive Relief. By execution of this Agreement, you acknowledge and agree that the Company would be damaged irreparably if any provision under this Restrictive Covenants Section were breached by you and money damages would be an inadequate remedy for any such nonperformance or breach. Accordingly, the Company and its successors or permitted assigns, in order to protect its interests, shall pursue, in addition to other rights and remedies existing in its favor, an injunction or injunctions to prevent any breach or threatened breach of any of such provisions and to enforce such provisions specifically (without posting a bond or other security). With respect to such enforcement, the prevailing party in such litigation shall be entitled to recover from the other party any and all attorneys’ fees, costs and expenses incurred by or on behalf of that party in enforcing, attempting to enforce or contesting any provision under this Restrictive Covenants section or any other rights under this Agreement.

6.	General.

a.	Acknowledgement of Reasonableness and Severability. You acknowledge and agree that the provisions of this Agreement, including the Restrictive Covenants section, are reasonable and valid in geographic, temporal and subject matter scope and in all other respects, and do not impose limitations greater than are necessary to protect the goodwill, Confidential Information and other business interests of the Company. If any court subsequently determines that any part of this Agreement, including the Restrictive Covenants section, is invalid or unenforceable, the remainder of the Agreement shall not be affected and shall be given full effect without regard to the invalid portions. Further, any court invalidating any provision of this Agreement shall have the power to revise the invalidated provisions such that the provision is enforceable to the maximum extent permitted by applicable law.

b.	Non-duplication of Severance Pay. If, upon your ultimate Separation from Service, the separation pay for which you would be eligible under the Donnelley Financial Separation Pay Plan applicable to employees generally, if any, would be greater than the separation pay payable under to this Agreement, then your Severance Pay shall be increased to correspond to the pay you would have been eligible for under such Plan. To avoid duplicate payments, if you are eligible to receive severance under this Agreement, you hereby waive any payments under the Donnelley Financial Separation Pay Plan.

For avoidance of doubt, you acknowledge and agree that you are not a participant in the Donnelley Financial Solutions, Inc. Executive Severance Plan, and except as provided in this Agreement or under applicable law, you will not be entitled to any payments or benefits from the Company as a result of the termination of your employment.

c.	Employee Breach. If you breach this Agreement or any other agreement you have signed with the Company, the Company may, in its complete discretion, stop making any of the payments provided for in this Agreement.

d.

Arbitration. Any controversy arising out of or relating to this Agreement or the breach of this Agreement that cannot be resolved by you and the Company, including any dispute as to the calculation of any payments hereunder, and the terms of this Agreement, shall be determined by a single arbitrator in Chicago, IL, in accordance with the rules of JAMS; provided, however, that either party may seek preliminary injunctive relief to maintain or restore the status quo pending a decision of the arbitrator, and the parties consent to the exclusive jurisdiction of the courts of the State of Delaware or the Federal courts of the United States of America located in the District of Delaware in connection therewith. The decision of the arbitrator shall be final and binding and may be entered in any court of competent jurisdiction. The arbitrator may award the party he or she determines has prevailed in the arbitration any legal fees and other fees and expenses that may be incurred in respect of enforcing its respective rights.

e.	Governing Law. All disputes arising under or related to this Agreement shall at all times be governed by and construed in accordance with the internal laws (as opposed to the conflict of law provisions) and decisions of the State of Delaware as applied to agreements executed in and to be fully performed within that State.

f.	Notice and Execution. This Agreement may be executed in counterparts. Any notice or request required or permitted to be given hereunder shall be sufficient if in writing and deemed to have been given if delivered personally or sent by certified mail, return receipt requested, to you at the address above, and to the Company at its Corporate Headquarters (Attn: Corporate Secretary).

g.	Entire Agreement. This Agreement, together with all the grants and awards referenced herein, shall constitute the entire agreement between the parties with respect to the subject matter contained herein, and fully supersedes any other prior agreements or understandings between us. This Agreement may not be changed or amended orally, but only in writing signed by both parties.

h.	Waiver. The failure of either party hereto to enforce at any time any provision of this Agreement shall not be construed as a waiver of such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

i.	Assignments and Successors. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon its successors and assigns. Your rights and obligations under this Agreement shall inure to the benefit of and be binding upon your designated beneficiary or legal representative, provided, however, that you may not assign any of your rights and obligations hereunder.

If the foregoing terms and conditions are acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement and return the executed copy to the Chief Human Resources Officer.

Very truly yours,

Donnelley Financial Solutions, Inc.

By:	/s/ Diane Bielawski
Diane Bielawski
Chief Human Resources Officer

ACCEPTED AND AGREED to this 13th day of July 2017.

/s/ Daniel N. Leib
Daniel N. Leib

Annex A

Definitions

1.	“Accrued Obligations” means, as of the date of your Separation from Service, the sum of (i) your Base Salary through the date of your Separation from Service to the extent not theretofore paid, (ii) the amount of any other cash compensation earned by you as of the date of your Separation from Service to the extent not theretofore paid, (iii) any vacation pay, expense reimbursements and other cash payments to which you are entitled as of the date of your Separation from Service to the extent not theretofore paid, and (iv) all other benefits which have accrued and are vested as of date of your Separation from Service. Except as provided in the applicable plan, program or policy, amounts shall be deemed to accrue ratably over the period during which they are earned, but no discretionary compensation shall be deemed earned or accrued until it is specifically approved in accordance with the applicable plan, program or policy.

2.	“Annualized Total Compensation” means Base Salary plus Annual Bonus (at the target level) for one (1) year at the rate in effect immediately before the date of your Separation from Service, but, for these calculations only, your Base Salary and target bonus percentage shall not be less than the amount set forth in Section 3, above.

3.

“Cause” means (i) your willful and continued failure to perform substantially your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such failure subsequent to your being delivered a notice of termination without Cause) after a written demand for substantial performance is delivered to you by the Chairman or the Board that identifies the manner in which you have not performed your duties, (ii) your willful engaging in conduct which is demonstrably and materially injurious (monetarily or otherwise) to the business, reputation, character or community standing of the Company, (iii) conviction of or the pleading of nolo contendere with regard to a felony or any crime involving fraud, dishonesty or moral turpitude, or (iv) a refusal or failure to attempt in good faith to follow the written direction of the Chairman or the Board (provided that such written direction is consistent with your duty and station) promptly upon receipt of such written direction. A termination for Cause after a Change in Control shall be based only on events occurring after such Change in Control; provided, however, the foregoing limitation shall not apply to an event constituting Cause which was not discovered by the Company prior to a Change in Control. For the purposes of this definition, no act or failure to act by you shall be considered “willful” unless done or omitted to be done by you in bad faith and without reasonable belief that your action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of the Company’s principal outside counsel shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company. Notwithstanding the foregoing, the

Company shall provide you with a reasonable amount of time, after a notice and demand for substantial performance is delivered to you, to cure any such failure to perform, and if such failure is so cured within a reasonable time thereafter, such failure shall not be deemed to have occurred.

4.	“Change in Control” has the meaning set forth in the Donnelley Financial Solutions, Inc. 2016 Performance Incentive Plan, as it may be amended from time to time.

5.	“CIC Termination Period” means the period of time beginning three (3) months prior to a Change in Control and ending twenty-four (24) months following such Change in Control; provided that the period of time three (3) months prior to such Change in Control shall only be considered part of the CIC Termination Period if your employment is terminated by the Company without Cause or by you for Good Reason in connection with a Change in Control, as determined in good faith by the Compensation Committee.

6.	“Good Reason” means, without your express written consent, the occurrence of any of the following events:

i.	A change in your duties or responsibilities (including reporting responsibilities) that, taken as a whole, represents a material and adverse diminution of your duties, responsibilities or status with the Company (other than a temporary change that results from or relates to your incapacitation due to physical or mental illness);

ii.	A material reduction by the Company in your rate of annual base salary or annual target bonus opportunity (including any material and adverse change in the formula for such annual bonus target) as the same may be increased from time to time;

iii.	Any requirement of the Company that your office be more than seventy-five (75) miles from Chicago, Illinois; and

iv.	Any material breach of the Agreement by the Company.

Notwithstanding the foregoing, a Good Reason event shall not be deemed to have occurred if the Company cures such action, failure or breach within ten (10) days after receipt of notice thereof given by employee. Your right to terminate employment for Good Reason shall not be affected by your incapacities due to mental or physical illness and your continued employment shall not constitute consent to, or a waiver of rights with respect to, any event or condition constituting Good Reason; provided, however, that you must provide notice of termination of employment within ninety (90) days following the initial existence of an event constituting Good Reason, or such event shall not constitute Good Reason under this Agreement.

7.	“Separation from Service” means a termination of employment with the Company within the meaning of Treasury Regulation § 1.409A-1(h).